Exhibit 13(a)(4)

N-CSR – Change in Independent Registered Public Accounting Firm

On May 27, 2021, KPMG LLP (“KPMG”) declined to stand for reappointment as the independent registered public accountants of the Pomona Investment Fund (the “Fund”). On May 27, 2021, the Audit Committee of the Board of the Fund recommended that the Board replace KPMG with Ernst & Young LLP (“E&Y”) as the independent registered public accountants for the Fund for the fiscal year ending March 31, 2022. On July 23, 2021, KPMG provided a letter confirming that the client-auditor relationship between the Fund and KPMG had ceased.

For the fiscal years ended March 31, 2020 and March 31, 2021, KPMG’s audit reports contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles.

Further, in connection with its audits for the fiscal years ended March 31, 2020 and March 31, 2021, and the subsequent interim period through July 23, 2021: (i) there were no “disagreements” with KPMG of the kind described in paragraph (a)(1)(iv) of Item 304 of Regulation S-K, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of disagreement, and (ii) there were no “reportable events” of the kind described in paragraph (a)(1)(v) of such Item 304.

The Fund provided KPMG with a copy of the disclosure contained in its filing on Form N-CSR dated December 9, 2021 and requested that KPMG furnish the Fund with a letter addressed to the Securities & Exchange Commission stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of KPMG’s letter dated December 9, 2021 was filed as Exhibit (a)(4) to the Fund’s N-CSR on December 9, 2021 and a copy of the letter is included as Exhibit (a)(4) hereto.

During the Fund’s two most recent fiscal years ended March 31, 2020 and March 31, 2021, and the subsequent interim period through July 23, 2021, neither the Fund nor anyone on its behalf consulted E&Y regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s consolidated financial statements, and neither a written report was provided to the Fund or oral advice was provided to the Fund that E&Y concluded was an important factor considered by the Fund in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or reportable event as defined in Regulation S-K, Item 304(a)(1)(iv) and Item 304(a)(1)(v), respectively.

December 9, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Pomona Investment Fund (the “Fund”) and, under the date of June 1, 2021, we reported on the consolidated financial statements of the Fund as of and for the years ended March 31, 2021 and 2020. On May 27, 2021, we declined to stand for reappointment as independent public accountant of the Fund.

We have read the statements made by the Fund included in Exhibit 13(a)(4) of Form N-CSR dated December 9, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with the Fund’s statements that (1) the Audit Committee of the Board of the Fund recommended that the Board replace KPMG with Ernst & Young LLP as the independent registered accountants for the Fund, and (2) the Fund’s statements in the fifth paragraph of Exhibit 13(a)(4) of Form N-CSR.

Very truly yours,

(Signed) KPMG LLP